November 14, 2012

United States Securities and Exchange Commission

Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	KEYW Holding Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Filed August 1, 2012

Form 8-K/A Filed October 13, 2011

File No. 001-34891

Dear Ms. Collins:

On behalf of The KEYW Holding Corporation (“Company”), this letter is in response to the comments of the staff ( the “Staff”) of the Securities and Exchange Commission, dated October 30, 2012 to John E. Krobath, with respect to the above-referenced Filings for the KEYW Holding Corporation including Form 10-K for Fiscal Year ended December 31, 2011, Form 10-Q for Fiscal Quarter Ended June 30, 2012, and Form 8-K/A filed October 13, 2011.

General

1.	You indicate that you are required to adopt ASU 2011-05 (Presentation of Comprehensive Income), as amended by ASU 2011-12 as of the beginning of 2013. The guidance requires public entities to adopt such guidance for fiscal years, and interim periods within those years, beginning after December 15, 2011. Accordingly, this guidance would apply to your periodic reports for fiscal 2012. Please confirm that you will comply with this guidance beginning with your Form 10-Q for the period ending September 30, 2012.

We confirm that the guidance of ASU-2011-05 (Presentation of Comprehensive Income) as amended by ASU-2011-12 has been reviewed and adopted by the Company. We are in and have been in compliance with this guidance as we have no activity that falls within the parameters of this guidance.

2.	Please explain how the December 31, 2010 pro forma income statement information, which you included in the October 13, 2011 Form 8-K/A complies with the requirements of Article 11. In this regard, specifically address where you have provided pro forma income statement adjustments for the Flight Landata acquisition pursuant to Rule 11-02(b)(4) and (6) of Regulation S-X. Also, please revise to include a pro forma interim period income statement pursuant to Rule 11-02(c)(2)(i).

United States Securities and Exchange Commission

November 14, 2012

The Company acknowledges that the Pro Forma disclosure included with the Form 8-K/A was not in compliance with the requirements of Article 11. In reviewing all of our acquisition related filings and disclosures, this appears to be the only filing that did not include all of the required Pro Forma financial disclosures. All of our other acquisition related filings, both before and after this particular filing, included all of the required disclosures.

We request not to amend the 8-K/A, as previously filed for the Flight Landata acquisition, as the omitted data pertains to 2010 and 2011 on a Pro Forma basis and amending would not, in our opinion, add value to investors. We have disclosed substantially all of the information that would be included in the amended 8-K/A in our 10-K, 10-Q, and S-3 filings that were filed subsequent to the 8-K/A in question. Specifically, we included the 2010 full year Pro Forma financials in our 2011 10-K and we included the 2011 nine-month Pro Forma income statement in both our September 2011 and September 2012 10-Q filings. The only data not included in these filings was the Pro Forma intangible amortization, interest expense and related tax impact of these Pro Forma items. We believe the data as currently provided allows investors to adequately assess the operations acquired in the Flight Landata acquisition. Additionally, we include the amortization detail for all of our acquisitions in all of our 10-K and 10-Q filings. This allows an investor to be able to include Pro Forma intangible expense for the Flight Landata acquisition as they deem appropriate.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (443) 733-1720.

Sincerely, John E. Krobath KEYW Holding Corporation